Exhibit 99.14

[Crescent Capital Letterhead]

April 19, 2006

Via Facsimile and Email

Clyde E. Conklin

President and Chief Executive Officer

FirstBank NW Corp.

1300 16th Avenue

Clarkston, WA  99403

Dear Clyde:

More than 10 weeks ago, Crescent Capital VI, L.L.C. (“Crescent”) submitted its offer to purchase for cash all the outstanding shares of common stock of FirstBank NW Corp (“FirstBank”) for $19.075 per share (adjusted for the subsequent split). To date, we have received no response from you or FirstBank’s board of directors on the merits of Crescent’s offer, nor even any indication of a timetable for such a response or a clear explanation of the process through which our offer will be evaluated.

Your letter of February 24, 2006 raised questions regarding the structure, financing, regulatory matters and investors in our proposed transaction. On March 6, and again on March 29, 2006, Crescent responded to those questions in writing. On April 6, 2006, Crescent delivered a presentation providing additional information regarding our offer in a meeting with certain members of the Board of Directors and counsel to FirstBank. We believe we have answered the questions raised by your February 24th letter.

Since you have publicly stated that one of the alternatives that FirstBank is considering is to remain independent and continue FirstBank’s current business plan, we believe FirstBank shareholders deserve a fair and impartial analysis of that course of action compared to Crescent’s offer. We think that analysis is best conducted by a committee of independent directors, advised by separate counsel and a financial advisor. Since Crescent announced its plans to replace or reassign certain members of FirstBank’s senior management, those directors who are members of FirstBank’s senior management are inherently conflicted in evaluating our offer in comparison with any stand-alone plan (as well as other proposals that might or might not include an ongoing role for senior management).

We continue to believe that your shareholders will find Crescent’s all cash proposal compelling. It offers full and fair value to FirstBank’s shareholders, and includes a significant control premium to the market price prior to the announcement of our offer. Nevertheless, we are willing to enter into negotiations concerning increasing our offer price under the following conditions:

•      FirstBank forms a committee of independent directors, advised by independent counsel and a financial advisor, to negotiate with Crescent.

•      The new independent committee provides Crescent with a realistic timetable for a formal response to our offer, and undertakes a process through which we may negotiate a transaction, including definitive documentation.

•      FirstBank provides Crescent the due diligence information Crescent requests.

If FirstBank advises that it is prepared to meet these conditions, Crescent would be willing to agree to reasonable standstill protections.

We look forward to receiving a response from you, the Board of Directors or the independent committee by April 21, 2006.

Sincerely,

Crescent Capital VI, L.L.C.

/s/ Jeffery D. Gow

Jeffery D. Gow

Managing Director

Cc:          John L. Gentry

W. Dean Jurgens

James N. Marker

Sandra T. Powell

Russell H. Zinner

Larry K. Moxley

Steve R. Cox